Filed by 4D Pharma plc pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Form F-4 File No.: 333-250986

Subject Company:

Longevity Acquisition Corp.

(Commission File No. 001-38637)

4d Pharma PLC

4D Pharma Appoints John Beck as Chief Financial Officer and Member of the Management Team

Leeds, UK, March 1, 2021, – 4D pharma plc (AIM: DDDD), a pharmaceutical company leading the development of Live Biotherapeutic products (LBPs) - a novel class of drug derived from the microbiome, today announces the appointment of John Beck as Chief Financial Officer (CFO) and member of the Company’s management team, bringing over 30 years of experience in finance, including three previous positions as Chief Financial Officer of publicly traded life sciences companies.

“John will be an important addition to 4D pharma’s management team at such a pivotal time, as the company prepares to close our SPAC merger and begin trading on NASDAQ. His deep experience and financial expertise as a CFO of several publicly traded life sciences companies will be critical as we further grow our company and global footprint,” said Duncan Peyton, Chief Executive Officer of 4D pharma.

John Beck brings over 30 years of experience in financial and biopharmaceutical industry management experience. This includes three previous positions as Chief Financial Officer of publicly traded life sciences companies where he has achieved considerable results in areas including finance, business and corporate development, strategy, and commercialization.

“I look forward to contributing the success of 4D pharma at this exciting stage in its development. 4D’s pioneering work to develop promising therapies across a number of disease areas from oncology to the gut-brain axis is clearly differentiated through its MicroRx platform and LBP product candidates,” said John Beck, Chief Financial Officer of 4D pharma. “With several key data readouts upcoming and our potential listing on NASDAQ, I believe 4D is well positioned to expand and enhance its investor base and drive further shareholder value for the remainder of 2021.”

Mr. Beck has extensive investor and public relations, corporate governance, regulatory, and fundraising expertise. Most recently he was the Senior Vice President, Finance and CFO of Ritter Pharmaceuticals from May 2018 to May 2020, where he oversaw its successful merger with Qualigen Therapeutics, Inc. Prior to that, Mr. Beck served as Executive Manager and CEO at Wellspring Water Technologies, LLC and CEO of West Tech Medical, LLC from October 2015 to May 2018. Mr. Beck also was the CFO and Senior Vice President of Finance and Operations of Ardea Biosciences from February 2008 to June 2012, where he raised over $160 million in public financings, executed a $400 million out-licensing transaction with Bayer Pharmaceuticals and completed a $1.2 billion merger with AstraZeneca. Mr. Beck also held positions as Senior Vice President of Finance, Treasurer and CFO of Metabasis Therapeutics, and the Director of Finance at Neurocrine Biosciences, leading both through successful NASDAQ IPOs.

In addition, Mr. Beck currently serves on the Board of Directors of San Diego-based Artelo Biosciences, as a scientific advisor and mentor to the University of San Diego’s student-run TRITON fund. Mr. Beck holds a B.A. in Accounting from the University of Washington, Seattle, a degree in theology from a Seattle area seminary and is a licensed CPA (inactive status) in the state of California.

4d Pharma PLC

About 4D pharma

Founded in February 2014, 4D pharma is a world leader in the development of Live Biotherapeutics, a novel and emerging class of drugs, defined by the FDA as biological products that contain a live organism, such as a bacterium, that is applicable to the prevention, treatment or cure of a disease.  4D has developed a proprietary platform, MicroRx®, that rationally identifies Live Biotherapeutics based on a deep understanding of function and mechanism.

4D pharma's Live Biotherapeutic products (LBPs) are orally delivered single strains of bacteria that are naturally found in the healthy human gut. The Company has six clinical programs, namely a Phase I/II study of MRx0518 in combination with KEYTRUDA (pembrolizumab) in solid tumors, a Phase I study of MRx0518 in a neoadjuvant setting for patients with solid tumors, a Phase I study of MRx0518 in patients with pancreatic cancer, a Phase I/II study of MRx-4DP0004 in asthma (NCT03851250), a Phase II study of MRx-4DP0004 in patients hospitalized with COVID-19 (NCT04363372), and Blautix® in Irritable Bowel Syndrome (IBS) (NCT03721107) which has completed a successful Phase II trial. Preclinical-stage programs include candidates for CNS disease such as Parkinson's disease and other neurodegenerative conditions. The Company has a research collaboration with MSD, a tradename of Merck & Co., Inc., Kenilworth, NJ, USA, to discover and develop Live Biotherapeutics for vaccines.

In October 2020 4D pharma announced its intention to merge with Longevity Acquisition Corporation (NASDAQ: LOAC), a special purpose acquisition company (SPAC), and seek a NASDAQ listing. The merger is expected to be completed and the NASDAQ listing of 4D pharma American Depositary Shares (ADSs) under the ticker symbol 'LBPS' is currently expected to become effective in early 2021, subject to the satisfaction of closing conditions, including approval of 4D shareholders and Longevity shareholders and the approval by Nasdaq of the listing of ADSs.

For more information, refer to www.4dpharmaplc.com.

Forward-Looking Statements

This press release contains "forward-looking statements." All statements other than statements of historical fact contained in this announcement, including without limitation statements regarding timing of the clinical trial are forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"). Forward-looking statements are often identified by the words "believe," "expect," "anticipate," "plan," "intend," "foresee," "should," "would," "could," "may," "estimate," "outlook" and similar expressions, including the negative thereof. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based on the Company's current expectations, beliefs and assumptions concerning future developments and business conditions and their potential effect on the Company. While management believes that these forward-looking statements are reasonable as and when made, there can be no assurance that future developments affecting the Company will be those that it anticipates.

All of the Company's forward-looking statements involve known and unknown risks and uncertainties, some of which are significant or beyond its control, and assumptions that could cause actual results to differ materially from the Company's historical experience and its present expectations or projections. The foregoing factors and the other risks and uncertainties that affect the Company's business, including the risks of delays in the commencement of the clinical trial and those additional risks and uncertainties described the documents filed by the Company with the US Securities and Exchange Commission (“SEC”), should be carefully considered. The Company wishes to caution you not to place undue reliance on any forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to publicly update or revise any of its forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise, except to the extent required by law.

4d Pharma PLC

Additional Information about the Transaction and Where to Find it

This press release is being made in respect of a proposed business combination involving 4D and Longevity. Following the announcement of the proposed business combination, 4D filed a registration statement on Form F-4 (the “Registration Statement”) with the SEC which was declared effective on February 25, 2021. This press release does not constitute an offer to sell or the solicitation of an offer to buy or subscribe for any securities or a solicitation of any vote or approval nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The Registration Statement includes a prospectus with respect to 4D’s ordinary shares and ADSs to be issued in the proposed transaction and a proxy statement of Longevity in connection with the merger. The proxy statement/prospectus has been mailed to the Longevity shareholders on or about February 26, 2021. 4D and Longevity also plan to file other documents with the SEC regarding the proposed transaction.

wThis press release is not a substitute for any prospectus, proxy statement or any other document that 4D or Longevity may file with the SEC in connection with the proposed transaction. Investors and security holders are urged to read the Registration Statement and, when they become available, any other relevant documents that will be filed with the SEC carefully and in their entirety because they will contain important information about the proposed transaction.

You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). In addition, investors and security holders will be able to obtain free copies of the Registration Statement and other documents filed with the SEC without charge, at the SEC’s website (www.sec.gov) or by calling +1-800-SEC-0330.

Participants in the Solicitation

Longevity and its directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies from Longevity’s shareholders with respect to the proposed transaction. Information regarding Longevity’s directors and executive officers is available in its annual report on Form 10-K for the fiscal year ended February 29, 2020, filed with the SEC on April 30, 2020. Additional information regarding the participants in the proxy solicitation relating to the proposed transaction and a description of their direct and indirect interests is contained in the Registration Statement.

4D and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Longevity in connection with the proposed transaction. A list of the names of such directors and executive officers and information regarding their interests in the proposed transaction is included in the Registration Statement.

4d Pharma PLC

Contact Information:

4D pharma

Investor Relations: ir@4dpharmaplc.com

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